Exhibit 99.B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

November 3, 2003

Item 3.	Press Release

The press release attached as Attachment “A” was released through CCN Matthews in Canada on November 3, 2003, pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. (TSX: MR, AMEX: MRB) reports that it has filed a preliminary prospectus in the provinces of Ontario, British Columbia, Alberta and Manitoba for a public offering of equity units. Each unit will consist of one common share and one half of one common share purchase warrant. Each full common share purchase warrant will allow the holder to acquire one common share of the Company for a period of five years from the closing date. The pricing of the common shares and warrants will be determined prior to filing the final prospectus, which is anticipated to occur in early December 2003.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of November 3, 2003.

“Richard J. Hall”

Richard J. Hall, President & CEO

ATTACHMENT “A”

Press Release No. 03-11

METALLICA RESOURCES ANNOUNCES PUBLIC OFFERING

Not for distribution to U.S. news wire services or dissemination in the United States.

November 3, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that it has filed a preliminary prospectus in the provinces of Ontario, British Columbia, Alberta and Manitoba for a public offering of equity units. Each unit will consist of one common share and one half of one common share purchase warrant. Each full common share purchase warrant will allow the holder to acquire one common share of the Company for a period of five years from the closing date. The pricing of the common shares and warrants will be determined prior to filing the final prospectus, which is anticipated to occur in early December 2003.

Canaccord Capital Corporation will act as lead agent for a syndicate of agents that includes Griffiths McBurney & Partners, Westwind Partners Inc. and Orion Securities Inc., all of whom will act on behalf of the Company to sell the units on a best-efforts basis. The Company has granted the agents an over-allotment option to purchase additional units equal to 15% of the offering size for a period of 30 days from the closing date.

The net proceeds from the offering will be used to develop the Company’s Cerro San Pedro gold and silver project in Mexico, satisfy its remaining debt obligations to Glamis Gold Ltd. resulting from its acquisition of Glamis’ 50% interest in the Cerro San Pedro project in February 2003 and for general working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on Metallica Resources and its Cerro San Pedro gold and silver project, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S PRELIMINARY PROSPECTUS.